TRANSOCEAN PARTNERS LLC

DEEPWATER HOUSE

KINGSWELLS CAUSEWAY, PRIME FOUR BUSINESS PARK

ABERDEEN AB15 8PU, SCOTLAND

UNITED KINGDOM

August 19, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Transocean Partners LLC
Registration Statement on Form S-3
Filed on August 6, 2015
File No. 333-206171

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Transocean Partners LLC (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 10:00 a.m., Eastern Standard Time, on August 21, 2015 or as soon thereafter as practicable.

The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TRANSOCEAN PARTNERS LLC

By:	/s/ Raoul F. Dias
Raoul F. Dias
Managing Counsel & Corporate Secretary